United States securities and exchange commission logo





                    December 6, 2021

       Ransom Jones
       Chief Financial Officer
       Greenway Technologies Inc
       1521 North Cooper Street, Suite 205
       Arlington, Texas 76011

                                                        Re: Greenway
Technologies Inc
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed April 14,
2021
                                                            Form 10-Q for the
Period Ended June 30, 2021
                                                            Filed August 16,
2021
                                                            File No. 000-55030

       Dear Mr. Jones:

               We issued comments to you on the above captioned filings on November 15, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 20, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at (202)
       551-3629 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing